Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees on April 9, 2015:

On April 7, Halliburton announced it will separately market for sale the company’s Fixed Cutter and Roller Cone Drill Bits, Directional Drilling and Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses. Will there be any Baker Hughes divestitures, and when will we hear about that?

Certain Baker Hughes businesses may be divested as part of the merger, but that determination will be made as the regulatory process progresses. There is a lot of speculation regarding which businesses might stay or go as a result of this transaction. That is only natural, but please refrain from rumors and hearsay. Remember that well-intentioned but misguided predictions could negatively influence others. Keep in mind that nothing has been finalized. The timing for these decisions is not something we can control and it is premature to predict the outcome, but be assured we will continue to communicate the facts as soon as it is appropriate. Most importantly, any divestitures will be conditioned on the closing of the overall transaction.

When would any potential Baker Hughes divestiture be completed?

Baker Hughes divestitures, if any, would be conditioned on the closing of the overall transaction. We expect this will be late in the second half of 2015, but we do not know details on timing yet.

Can you provide an example of the U.S. federal income tax consequences of the transaction?

Tax Information on Baker Hughes Incorporated’s Merger into Red Tiger LLC, a Subsidiary of Halliburton Company, (the “Transaction”)

THIS EXAMPLE IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE TRANSACTION TO A SHAREHOLDER.  WE URGE SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE TRANSACTION TO THEM.

Reference is made to the Registration Statement on Form S-4 (File No. 333-201181), which includes the Proxy Statement/Prospectus, filed with respect to the Transaction with the Securities and Exchange Commission (the “Registration Statement”). The following is an example intended to complement, and should be read together with, the discussion under the heading “Material United States Federal Income Tax Consequences of the Transaction” in the Registration Statement. The following example is based on the assumptions, and subject to the limitations and qualifications, set forth in that discussion, including the assumption that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This example applies only to persons who are United States holders (as defined in the Registration Statement), and assumes that, as to the particular shareholder, the receipt of cash pursuant to the Transaction will not have the effect of a distribution of a dividend under the relevant provisions of the Internal Revenue Code.

For purposes of this example, assume that:

•	Shareholder (“SH”) holds 10 shares of Baker Hughes common stock, which SH acquired at the same price on the same day, with an aggregate tax basis of $300 and a holding period longer than one year;

•
For each share of Baker Hughes common stock, SH is entitled to receive $19 in cash and 1.12 shares of Halliburton common stock (rounded down to the nearest whole number) and cash in lieu of a fractional share;

•	The fair market value of a share of Halliburton common stock on the closing date of the Transaction is $50.

On these assumptions, SH would receive:

•	$190 in cash (10 shares of Baker Hughes common stock * $19 per share);

•
11 shares of Halliburton common stock worth a total of $550 and $10 in lieu of a fractional share of Halliburton common stock (10 shares of Baker Hughes common stock * 1.12 shares of Halliburton common = 11 whole shares of Halliburton common stock and $10 cash in lieu of 0.2 fractional share of Halliburton common stock).

Allocation of tax basis to compute gain.

•
The portion of SH’s $300 aggregate tax basis in Baker Hughes common stock that is attributable to the stock exchanged for 11 shares of Halliburton common stock = (11/11.2) * $300 = $294.64.[1] The portion attributable to the Baker Hughes common stock exchanged for $10 cash in lieu of a 0.2 fractional share of Halliburton common stock = (0.2/11.2) * $300 = $5.36.

Computation of gain required to be recognized.

•	SH will recognize capital gain with respect to the exchange of Baker Hughes common stock for cash and Halliburton common stock in an amount equal to the lesser of:

o	the amount of cash received in the Transaction with respect to Baker Hughes common stock (excluding cash received in lieu of a fractional share of Halliburton common stock) = $190, and

o
the excess of the sum of the amount of cash (excluding cash received in lieu of a fractional share of Halliburton common stock) and the fair market value of the shares of Halliburton common stock received in the Transaction over SH’s aggregate tax basis in shares of Baker Hughes common stock exchanged = $190 + (11 shares * $50 per share = $550) – $294.64 = $445.36.

o	Therefore, SH will recognize $190 of long-term capital gain, before taking into account cash received in lieu of a fractional share of Halliburton common stock.

•
SH will also recognize capital gain with respect to the cash received in lieu of a fractional share of Halliburton common stock, as if such fractional share had been issued to SH in the Transaction and then redeemed by Halliburton. SH’s gain will be measured by the difference between the amount of cash received for the fractional share and SH’s tax basis in the fractional share = $10 – $5.36 = $4.64.

o	Therefore, SH will recognize an additional $4.64 of long-term capital gain with respect to the cash received in lieu of a 0.2 fractional share of Halliburton common stock.

Tax basis in the shares of Halliburton common stock received in the Transaction.

•
SH’s basis in the shares of Halliburton common stock received in the Transaction will be equal to SH’s aggregate tax basis in the shares of Baker Hughes common stock exchanged for such shares in the Transaction, reduced by the amount of cash SH received in the Transaction (other than cash received in lieu of a fractional share of Halliburton common stock) and increased by the amount of gain SH recognizes (excluding any gain recognized with respect to cash received in lieu of a fractional share of Halliburton common stock) in the Transaction.

o	Therefore, SH will have an aggregate tax basis in the 11 shares of Halliburton common stock received = $294.64 - $190 + $190 = $294.64.

Holding period for the shares of Halliburton common stock received in the Transaction.

•	SH’s holding period for the shares of Halliburton common stock received in the Transaction will include the holding period of the shares of Baker Hughes common stock exchanged in the Transaction.

The tax consequences of the Transaction to any particular shareholder will depend on the shareholder’s individual circumstances. Shareholders are strongly encouraged to consult their tax advisors regarding the specific tax consequences of the Transaction to them, including tax return reporting requirements and the applicability of federal, state, local and non-United States tax laws.

[1] In this example, U.S. dollar amounts are rounded to the nearest cent.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.